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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21025

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/22 (MM/DD/YY) AND ENDING 03/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Canaccord Genuity Wealth Management (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2200 - 609 Granville Street
(No. and Street)

Vancouver	BC	V7Y 1H2
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Donald D. MacFayden	416-687-5426	dmacfayden@cgf.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young
(Name – if individual, state last, first, and middle name)

1133 Melville Street	Vancouver	BC	V6E 4E5
(Address)	(City)	(State)	(Zip Code)

	#1263
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___DONALD D. MACFAYDEN___, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___CANACCORD GENUITY WEALTH MANAGEMENT (USA) INC.___, as of ___MAY 30___, 2_023_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

State of Virginia   County of Norfolk

Ketsia McClease

Notary Public

KETSIA MCCLEASE
Electronic Notary Public
Commonwealth of Virginia
Registration No. 327724
My Commission Expires Apr 30, 2027

Signature: _____

Title: ___CHIEF FINANCIAL OFFICER___

This notarial act was performed online by way of two-way audio/video communication technology.

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Financial Statements and Supplemental Information
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2023

With

Report of Independent Registered Public Accounting Firm
[Confidential Pursuant to Rule 17a-5(e)(3)]

Report of independent registered public accounting firm

To the Shareholder and the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

Opinion on the financial statements

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2023, the related statements of comprehensive income, changes in stockholder's equity and cash flows for the year then ended, and the related notes [collectively referred to as the "financial statements"]. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at March 31, 2023, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) [the "PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental information

The accompanying information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the *Securities Exchange Act of 1934*. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2004.

Ernst & Young LLP

Toronto, Canada
May 30, 2023

Chartered Professional Accountants
Licensed Public Accountants



Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at March 31

	2023
	$
ASSETS	
Current	
Cash	5,493,568
Deposit with clearing broker *[note 4]*	150,000
Receivable from clearing broker	473,032
Other securities	7,107
Prepaid expenses	48,456
Total current assets	6,172,163
Deferred tax assets	4,475
	6,176,638
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	361,275
Due to affiliated companies *[note 5]*	1,487,485
Total current liabilities	1,848,760
Contingencies and commitments *[note 6]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	3,534,532
Total stockholder's equity	4,327,878
	6,176,638

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF COMPREHENSIVE INCOME
[Expressed in U.S. dollars]

Year ended March 31

	2023
	$
REVENUES	
Commissions	3,622,291
Interest	125,822
Other	41,067
	3,789,180
EXPENSES	
Commissions	2,051,614
Clearing	11,253
Communication and printing	51,058
Regulatory fees	128,474
Administrative costs *[note 5]*	404,581
Professional fees *[note 5]*	368,743
Other	454,053
	3,469,776
Income before income taxes	319,404
Provisions for income taxes	
Current	96,907
Net income for the year	222,497

See accompanying notes

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
[Expressed in U.S. dollars]

Year ended March 31

	Class A common shares		Additional paid-up capital	Retained earnings	Total
	#	$	$	$	$
Balance, March 31, 2022	702	175,500	617,846	3,312,035	4,105,381
Net income for the year	-	-	-	222,497	222,497
Balance, March 31, 2023	**702**	**175,500**	**617,846**	**3,534,532**	**4,327,878**

Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF CASH FLOWS
[Expressed in U.S. dollars]

Year ended March 31

	2023
	$
OPERATING ACTIVITIES	
Net income for the year	222,497
Decrease in receivable from clearing broker	44,219
Decrease in other securities	3,569
Decrease in due from affiliated companies	82,299
Increase in prepaid expenses	(4,760)
Increase in due to affiliated companies	69,985
Increase in accounts payable	16,716
Cash used in operating activities	434,525
Net increase in cash during the year	434,525
Cash, beginning of year	5,059,043
Cash, end of year	5,493,568
Supplemental cash flow information	
Interest received	100,540

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2023

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Securities transactions and commissions

Commission income and expenses from customers' securities transactions are recorded on a trade-date basis.

Revenue recognition

Commission revenue consists of revenue generated through commission-based brokerage services and is recognized on a trade-date basis.

Interest income consists of interest earned on cash deposited in bank accounts and on a deposit held with Pershing LLC and is recognized on an accrual basis.

Other revenue includes foreign exchange gains or losses and administrative fee revenue.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2023

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 30.34% for the year is based on calculations pursuant to the tax sharing arrangement amongst the U.S. consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statements, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates. Revenue and expenses are translated at the average exchange rate prevailing during the period. Foreign currency transaction gains and losses are included in income in the period in which they occur.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2023

advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, receivable from clearing broker, other securities, due to affiliated companies and accounts payable. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2023

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $150,000 at March 31, 2023.

5. RELATED PARTY TRANSACTIONS

The Company incurred $404,581 in administrative costs during the year ended March 31, 2023 for services provided by Canaccord Genuity Corp. ["CGC"].

The Company incurred $530,968 in administrative costs and professional fees during the year ended March 31, 2023 for services provided by Canaccord Genuity LLC. ["CG LLC"].

Included in due to affiliated companies are amounts of $1,423,748 owing to Canaccord Adams Financial Group Inc. (CAFGI) for use of its tax losses in the current and preceding years. There are no repayment terms or interest on the amounts owing.

Included in due to affiliated companies and administrative costs are amounts of $29,602 owing to CG LLC for use of professional services provided by the operations and executive team.

Included in due to affiliated companies are amounts of $34,135 owing to CGC for expenses incurred by CGC on behalf of the Company.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which

Canaccord Genuity Wealth Management (USA) Inc.

NOTES TO FINANCIAL STATEMENTS
[Expressed in U.S. dollars]

March 31, 2023

provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2023, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

As a registered broker-dealer, the Company is subject to certain rules, regulations, and other regulatory requirements specific to the broker-dealer business and, as such, the Company operates within a regulatory framework involving certain governmental agencies and organizations. As a regulated entity and in the normal course, the Company is subject to periodic reviews and examinations by those agencies and organizations. The Company maintains policies and procedures designed to ensure compliance with these rules, regulations and requirements, but, in the event that a regulatory authority determines that there was a failure by the Company to follow or comply with certain procedures or a regulatory requirement or there is a deficiency in the Company's records or reports or some other compliance or financial failure then the Company may agree to pay a fine or penalty or agree to certain other sanctions, or, alternatively, a regulatory authority may impose a fine, penalty or other sanction. If such circumstances arise, the Company records a provision for any matter where a payment is considered probable and can be reasonably estimated.

In connection with this regulatory oversight, certain compliance matters arising from a regulatory review and examination have been referred to enforcement for further review. The Company expects that the underlying matters will be resolved in the ordinary course and does not expect that such matters will have a material impact on its financial condition or results of operations. An estimate for a settlement of the matters has been recorded as of March 31, 2023, based on management's judgment. However, the Company may be required to make a payment that is more than the amount recorded. An actual estimate of any such excess cannot be made at this time. Adjustments will be recorded in subsequent periods if further information becomes available that changes the estimate.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2023, the Company had net capital of $4,274,947 which was $4,151,695 in excess of the required net capital of $123,252.

Supplemental Information

Canaccord Genuity Wealth Management (USA) Inc.   **Schedule I**

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
[Expressed in U.S. dollars]

As at March 31

	2022 $
Total stockholder's equity	4,327,878
Deductions and/or charges	
Total non-allowable assets	(52,931)
Other	-
Net capital	4,274,947
[a] Minimum net capital required (6 2/3% of aggregate indebtedness)	123,252
[b] Minimum dollar requirement	50,000
Minimum net capital (greater of a and b)	123,252
Excess net capital	4,151,695

Note:
There are no material differences between the amounts presented above and the amounts presented in the Company's March 31, 2023 amended unaudited FOCUS Part II A Report filed on May 31, 2023.

Total non-allowable assets	
Prepaid expenses	48,456
Due from affiliated companies	-
Deferred tax assets	4,475
	52,931

Computation of aggregate indebtedness	
Total allowable liabilities from statement of financial condition	1,848,760
Total aggregate indebtedness	1,848,760
Percentage of total aggregate indebtedness to net capital	43.25%
Percentage of debt-equity total computed in accordance with Rule 15c3-1(d)	0%

Canaccord Genuity Wealth Management (USA) Inc.   Schedule II

STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2023

The Company is exempt from the computation of reserve requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Canaccord Genuity Wealth Management (USA) Inc.   **Schedule III**

STATEMENT REGARDING RULE 15c3-3 OF
THE SECURITIES AND EXCHANGE COMMISSION

Year ended March 31, 2023

The Company is exempt from the possession or control requirements under paragraph (k) [Section (k)(2)(ii)] of Rule 15c3-3 of the Securities Exchange Act of 1934.

Report of independent registered public accounting firm

The Board of Directors and Management of
Canaccord Genuity Wealth Management (USA) Inc.

We have reviewed management's statements, included in the accompanying Canaccord Genuity Wealth Management (USA) Inc. Exemption Report, in which [1] **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k) (2) (ii) [the "exemption provisions"] and [2] the Company stated that it met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended March 31, 2023, except as described in its exemption report. Management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5 under the *Securities Exchange Act of 1934* in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Toronto, Canada
May 30, 2023

Chartered Professional Accountants
Licensed Public Accountants



Canaccord Genuity Wealth Management (USA) Inc. Exemption Report

Canaccord Genuity Wealth Management (USA) Inc. (the 'Company') is a registered broker-dealer subject to the Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belied, the Company state the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R §240.15c3-3 (k): (2) (ii)

(2) The Company met the identified exemption provisions in 17 C.F.R §240.15c3-3(k) throughout the most recent fiscal year except as described below.

04/01/2022 - One certificate representing 1,880,822 common shares of a publicly traded company with a value of $ 205,010 US dollars was received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following business day April 4,2022.

04/13/2023 – One certificate representing 11,055 common shares of a publicly traded company with a value of $ 6,997.815 US dollars was received in our Vancouver office and held overnight pending Relationship Manager for CPUA Vancouver.

04/19/2022 - One certificate representing 62,694 common shares of a publicly traded company with a value of $5,805.50 US dollars was received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day April 20,2022.

4/21/2022 - One certificate representing 100,000 common shares of a publicly traded company with a value of $ 65,000 US dollars was received in our Vancouver office at 2:30pm PST after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day April 22,2022

04/26/2022 – One certificate representing 800,000 common shares of publicly traded company with a value of $ 304,000 US dollars was received our Vancouver office after the FedEx cut-off and returned to the client address on file the next business April 27,2023 because Pershing does not accept subscription receipts.

05/18/2022 - Two certificates representing 45,938 common shares of a publicly traded company with a value of $87,282.220 US dollars were received in our Vancouver office after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day May 19,2022

05/30/2022 - Five certificates representing 121,054 common shares of a publicly traded company with a value of $27,261 US dollars were received in our Vancouver office at 1:36 pm PST. The certificates were sent via FedEx courier to Pershing that following day May 31,2022

06/01/2022 – Five certificates representing 840,000 common shares of a publicly traded company with a value of $26,000 US dollars were received in our Vancouver office at 1:36 pm PST and the client account was not opened at that time, and was not opened until 8:26 am PST the following day. The certificates were sent via FedEx courier to Pershing that day June 2,2022

06/02/2022 – Two certificates representing 75,000 common shares of a publicly traded company with a value of $32,487.50 US dollars were received in our Vancouver office at 1:31 pm PST after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day Jun 3,2022

06/03/2022 – One certificate representing 1,224,547 common shares of a publicly traded company with a value of $ 37,736 US dollars was received in our Vancouver office at 1:34 pm PST after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day June 6,2022

06/08/2022 – Five certificates representing 4,573,334 common shares of a publicly traded company with a value of $ 114,333.35 US dollars were received in our Vancouver office at 1:33 pm PST after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following day June 9,2022

06/15/2022 – Two certificates representing 187,500 common shares of a publicly traded company with a value of $ 32,250 US dollars were received in our Vancouver office at 1:33 pm PST after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following day June 16,2022

06/17/2022 – Two certificates representing 2,278,394 common shares of a publicly traded company with a value of $ 911,357.60 US dollars were received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day Jun 20,2022

06/20/2022 – One certificate representing 11,055 common shares of a publicly traded company with a value of $ 5,969 US dollars was received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day June 21,2022

07/25/2022 – One certificate representing 120,000 common shares of a publicly traded company with a value of $ 146,280 US dollars was received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day July 26,2022

08/09/2022 - Three certificates representing 96,073 common shares of a publicly traded company with a value of $ 28,341.54 US dollars were received in our Vancouver office after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following day August 10,2022

08/11/2022 - One certificate representing 89,285 common shares of a publicly traded company with a value of $ 33,481 US dollars was received in our Vancouver office at 1:33pm PST after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day August 12,2022

08/15/2022 - One certificate representing 3,632 common shares of a publicly traded company with a value of $ 944,320 US dollars was received in our Vancouver office by the registered rep after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day August 16,2022

08/16/2022 - One certificate representing 1,000 common shares of publicly traded company with a value of $ 7,530 US dollars was received our Vancouver office after the FedEx cut-off and returned to the client address on file the next business August 17,2022 because Pershing does not accept subscription receipts.

08/22/2022 - One certificate representing 11,037 common shares of a publicly traded company with a value of $ 31,345 US dollars was received in our Vancouver office and returned the next business due to No Trust account available on the Pershing system and pending IA to provide client accurate physical address.

08/25/2022 - Two certificates representing 25,000 common shares of a publicly traded company with a value of $ 106,250 US dollars were received our Vancouver office from the mailroom at 11:43 am PST and not identified/processed in time FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day August 26,2022

09/09/2022 - Two certificates representing 1,493,000 common shares of a publicly traded company with a value of $597.2 US dollars were received in our Vancouver office after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day September 12,2022

11/03/2022 - Two certificates representing 150,000 common shares of a publicly traded company with a value of $ 60,000 US dollars were received in our Vancouver office and returned to the issuer pending Issuer address and contact name from the Registered Rep that was received the next business day, so the certificates were sent via FedEx courier to Issuer on November 4,2022.

11/21/2022 – One certificate representing 400,000 common shares of a publicly traded company with a value of $ 152,000 US dollars was sent via FedEx courier to Pershing the following day November 22,2022 due to missed by securities staff

11/22/2022 - One certificate representing 1,401,752 common shares of a publicly traded company with a value of $ 287,359.16 US dollars was received in our Vancouver office after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day November 23,2022

01/16/2023 - Four certificates representing 1,081,550 common shares of a publicly traded company with a value of $60,000 US dollars were received in our Vancouver office by Messenger after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day January 17,2023

01/26/2023 – One certificate representing 100,000 common shares of a publicly traded company with a value of $53,000 US dollars was sent via FedEx courier to Pershing the following day January 27,2023 due to being short staffed as staff was sick with COVID-19.

01/30/2023 - Twelve certificates representing 1,213,900 common shares of a publicly traded company with a value of $ 990,000 US dollars were dropped off by the Registered rep/assistant   after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day January 31,2023

02/3/2023 – Three certificates representing 12,037,037 common shares of a publicly traded company with a value of $ 17,185 US dollars were received in our Calgary office after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day February 6,2023

02/13/2023 - One certificate representing 25,000 common shares of a publicly traded company with a value of $ 4,500 US dollars was received in our Vancouver office by Messenger after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day February 14,2023

02/16/2023 - One certificate representing 51,300 common shares of a publicly traded company with a value of $ 105,165 US dollars was received in our Vancouver office by

Messenger after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day February 17,2023

02/17/2023 – Three certificates representing 1,811,037 common shares of a publicly traded company with a value of $ 158,000 US dollars were received our Vancouver office by Messenger after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day February 21,2023.

02/27/2023 - One certificate representing 50,000 common shares of a publicly traded company with a value of $10,325 US dollars was received in our Vancouver office at 1:34pm PST after the FedEx cut-off. The certificate was returned to Computershare the following day due to registration correction on February 28,2023

2/28/2023 - Two certificates representing 1,076,372 common shares of a publicly traded company with a value of $ 563,000 US dollars were received in our Vancouver office by Messenger after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day March 1,2023

03/08/2023 - Two certificates representing 350,000 common shares of a publicly traded company with a value of $ 364,000 US dollars were received in our Vancouver office from the mailroom at 1:30 pm PST. The certificates were sent via FedEx courier to Pershing the following business day March 9,2023

03/14/2023 One certificate representing 500,000 common shares of a publicly traded company with a value of $ 36,500 US dollars was received in our Vancouver office by Messenger after the FedEx cut-off. The certificate was sent via FedEx courier to Pershing the following day March 15,2023

03/29/2023 - Four certificates representing 57,049 common shares of a publicly traded company with a value of $ 37,085.85 US dollars were received in our Vancouver office by Messenger after the FedEx cut-off. The certificates were sent via FedEx courier to Pershing the following business day March 30,2023

Canaccord Genuity Wealth Management (USA) Inc.

I, Donald D. MacFayden, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.



By:
Title: Chief Financial Officer
May 30, 2023

Report of independent registered public accounting firm on applying agreed-upon procedures

To the Board of Directors and Management of
Canaccord Genuity Wealth Management (USA) Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation ["SIPC"] Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation ["Form SIPC-7"] for the year ended March 31, 2023. Management of **Canaccord Genuity Wealth Management (USA) Inc.** ["Company"] is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the assessment payments made in accordance with the General Assessment Payment Form [Form SIPC-6] and applied to the General Assessment calculation on Form SIPC-7 with respective cash disbursement record entries of the Company.

   No findings were found as a result of applying the procedure.

2. Compared the amounts reported in the audited financial statements required by SEC Rule 17a-5 with the amounts reported in Form SIPC-7 for the fiscal year ended March 31, 2023.

   No findings were found as a result of applying the procedure.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the schedules and working papers supporting the adjustments.

   No findings were found as a result of applying the procedure.



We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the *American Institute of Certified Public Accountants* and in accordance with the standards of the Public Company Accounting Oversight Board (United States). An agreed-upon procedures engagement involves the practitioner performing specific procedures that the engaging party has agreed to and acknowledged to be appropriate for the purpose of the engagement and reporting on findings based on the procedures performed. We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended March 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Ernst & Young LLP

Toronto, Canada
May 30, 2023

Chartered Professional Accountants
Licensed Public Accountants



Statement of Financial Condition
[Expressed in U.S. dollars]

Canaccord Genuity Wealth Management (USA) Inc.
March 31, 2023

Report of independent registered public accounting firm

To the Shareholder and the Board of Directors of
Canaccord Genuity Wealth Management (USA) Inc.

Opinion on the financial statement

We have audited the accompanying statement of financial condition of **Canaccord Genuity Wealth Management (USA) Inc.** [the "Company"] as of March 31, 2023, and the related notes [the "financial statement"]. In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ["PCAOB"] and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2004.

Ernst & Young LLP

Toronto, Canada
May 30, 2023

Chartered Professional Accountants
Licensed Public Accountants



Canaccord Genuity Wealth Management (USA) Inc.

STATEMENT OF FINANCIAL CONDITION
[Expressed in U.S. dollars]

As at March 31

	2023
	$
ASSETS	
Current	
Cash	5,493,568
Deposit with clearing broker *[note 4]*	150,000
Receivable from clearing broker	473,032
Other securities	7,107
Prepaid expenses	48,456
Total current assets	6,172,163
Deferred tax assets	4,475
	6,176,638
LIABILITIES AND STOCKHOLDER'S EQUITY	
Current	
Accounts payable	361,275
Due to affiliated companies *[note 5]*	1,487,485
Total current liabilities	1,848,760
Contingencies and commitments *[note 6]*	
Stockholder's equity	
Capital stock	
Authorized	
1,250 Class A common shares, without par value	
Issued and outstanding	
702 Class A common shares	175,500
Additional paid-up capital	617,846
Retained earnings	3,534,532
Total stockholder's equity	4,327,878
	6,176,638

See accompanying notes

1. INCORPORATION AND CORPORATE ACTIVITIES

Canaccord Genuity Wealth Management (USA) Inc. [the "Company"] is an introducing broker/dealer registered with the Securities and Exchange Commission ["SEC"] and is a member of the Financial Industry Regulatory Authority ["FINRA"] and the Securities Investor Protection Corporation. The Company's primary source of revenue is commission income relating to securities trade execution for U.S. resident clients. The Company clears all transactions with and for clients through Pershing LLC. Accordingly, the Company does not handle nor hold any client monies and securities or perform custodial functions relating to client accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are as follows:

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statement. Actual results could differ from those estimates.

Income taxes

The Company is included in the consolidated federal income tax return filed by Canaccord Adams Financial Group Inc. The Company's effective federal and state income tax rate of 30.34% for the year is based on calculations pursuant to the tax sharing arrangement amongst the U.S. consolidated group members, and is payable via the intercompany accounts through periodic cash settlements. The federal income taxes are calculated as if the Company filed a separate federal income tax return. The tax sharing arrangement among the companies within the U.S. consolidated group provides that profitable entities such as the Company pay through the intercompany accounts the Company's separate federal income tax liability, to other members of the U.S. consolidated group. The Company joins in the filing of combined state returns with other members of the U.S. consolidated group.

The amount of current taxes payable is recognized as at the date of the financial statement, utilizing currently enacted tax rates and laws.

The Company has adopted Financial Accounting Standards Board ["FASB"] Accounting Standards Codification ["ASC"] 740-10, *Accounting for Income Taxes*, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statement or tax returns using the liability method. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement and tax bases of assets and liabilities using enacted tax rates and laws in effect in the year in which the differences are expected to reverse.

Translation of foreign currencies

The functional currency of the Company is the U.S. dollar. Monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at the exchange rate in effect as at the reporting date. Non-monetary assets and liabilities denominated in foreign currencies are translated into U.S. dollars at historical rates.

Fair value measurements

FASB ASC 820, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices [unadjusted] in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs [other than quoted prices included within Level 1] that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.

3. FINANCIAL INSTRUMENTS

The Company's financial instruments include cash, deposit with clearing broker, receivable from clearing broker, other securities, due from affiliated companies, due to affiliated companies and accounts payable. It is management's opinion that the Company is not exposed to significant interest rate, currency or credit default risks arising from these financial instruments.

Credit risk

The Company's exposure to credit risk arises from the possibility that a counterparty to a transaction might fail to perform under its contractual commitment, resulting in a financial loss to the Company. The risk is maintained by the Company's overall credit risk management framework, including monitoring credit exposures, limiting transactions with specific counterparties and assessing the creditworthiness of counterparties.

Market risk

Market risk is the risk that the fair value of financial instruments will fluctuate because of changes in market prices. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

Interest rate risk

Interest rate risk arises from the possibility that changes in interest rates will affect the fair value or future cash flows of financial instruments held by the Company. The Company believes that any exposure to risk is in the normal course of business and does not anticipate any significant loss to such risk.

4. DEPOSIT WITH CLEARING BROKER

Under the terms of the fully disclosed clearing agreement with Pershing LLC, the Company is required to maintain a clearing deposit. The clearing deposit was $150,000 at March 31, 2023.

5. RELATED PARTY TRANSACTIONS

As at March 31, 2023, $34,135 was owing from CGC for revenues incurred by CGC on behalf of the Company.

Included in due to affiliated companies are amounts of $1,423,748 owing to Canaccord Adams Financial Group Inc. (CAFGI) for use of its tax losses in the current and preceding years. There are no repayment terms or interest on the amounts owing.

Included in due to affiliated companies and administrative costs are amounts of $29,602 owing to CG LLC for use of professional services provided by the operations and executive team.

6. CONTINGENCIES AND COMMITMENTS

The Company applies the provisions of ASC 460, *Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify Pershing LLC, the clearing broker, for losses that it may sustain from the customer accounts introduced by the Company. At March 31, 2023, the total amount of customer balances maintained by its clearing broker subject to such indemnification was nil. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company has not accrued for contingencies as at year-end.

As a registered broker-dealer, the Company is subject to certain rules, regulations, and other regulatory requirements specific to the broker-dealer business and, as such, the Company operates within a regulatory framework involving certain governmental agencies and organizations. As a regulated entity and in the normal course, the Company is subject to periodic reviews and examinations by those agencies and organizations. The Company maintains policies and procedures designed to ensure compliance with these rules, regulations and requirements, but, in the event that a regulatory authority determines that there was a failure by the Company to follow or comply with certain procedures or a regulatory requirement or there is a deficiency in the Company's records or reports or some other compliance or financial failure then the Company may agree to pay a fine or penalty or agree to certain other sanctions, or, alternatively, a regulatory authority may impose a fine, penalty or other sanction. If such circumstances arise, the Company records a provision for any matter where a payment is considered probable and can be reasonably estimated.

In connection with this regulatory oversight, certain compliance matters arising from a regulatory review and examination have been referred to enforcement for further review. The Company expects that the underlying matters will be resolved in the ordinary course and does not expect that such matters will have a material impact on its financial condition or results of operations. An estimate for a settlement of the matters has been recorded as of March 31, 2023, based on management's judgment. However, the Company may be required to make a payment that is more than the amount recorded. An actual estimate of any such excess cannot be made at this time. Adjustments will be recorded in subsequent periods if further information becomes available that changes the estimate.

7. REGULATORY NET CAPITAL REQUIREMENT

As a registered introducing broker-dealer, the Company is subject to the net capital rule of the SEC [Rule 15c3-1]. Rule 15c3-1 requires that the Company maintain a regulatory net capital equal to the greater of 6 2/3% of aggregate indebtedness, as defined, or $50,000. At March 31, 2023, the Company had net capital of $4,274,947 which was $4,151,695 in excess of the required net capital of $123,252.